EXHIBIT 12

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Three
	Months Ended		For the Years Ended
	March 31,		December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations	$668	$581	$2,379	$1,139	$1,386	$1,220	$1,256
(Income) Loss from Equity Investees, net of	—	(12)	(10)	(2)	(37)	78	79
Distributions
Fixed Charges	166	191	782	851	888	894	953
Capitalized Interest (B)	(8)	(4)	(26)	(33)	(92)	(109)	(116)
Preferred Securities Dividend Requirements of	(2)	(2)	(6)	(6)	(6)	(6)	(6)
Subsidiaries
Total Earnings	$824	$754	$3,119	$1,949	$2,139	$2,077	$2,166

Fixed Charges as Defined in Regulation S-K (C)

Interest Expense	$161	$186	$765	$834	$872	$879	$939
Interest Factor in Rentals	3	3	11	11	10	9	8
Preferred Securities Dividend Requirements of	2	2	6	6	6	6	6
Subsidiaries
Total Fixed Charges	$166	$191	$782	$851	$888	$894	$953

Ratio of Earnings to Fixed Charges	4.96	3.95	3.99	2.29	2.41	2.32	2.27

(A)	The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals and (d) preferred securities dividend requirements of majority- owned subsidiaries stated on a pre-tax level.

(C)	Capitalized Interest excludes AFUDC for PSE&G.